Exhibit 1

301 Commerce Street, Suite 1600 | Fort Worth, Texas 76102 | www.lkcmheadwater.com

May 16, 2021

Lee S. Hillman, Lead Director

Board of Directors

Lawson Products, Inc.

8770 W. Bryn Mawr Avenue, Suite 900

Chicago, Illinois 60631

Dear Lee,

Over the past decade since we became investors in Lawson Products, and during my several years of service as an active and extremely well-aligned Chairman of Lawson’s board of directors (due to our nearly 50% ownership position), the management team has done an excellent job building a platform for growth, while improving their strong competitive moat and the profitability of the business. We strongly believe Lawson is now well-positioned to leverage its market leadership, strong balance sheet and stable cash flow generation to drive more transformational value creation for Lawson’s shareholders through a proposed combination with two highly complementary valued-added distribution businesses owned by LKCM Headwater Investments.

The past 35 years of working for Luther King Capital Management have allowed me to observe, analyze, and be a shareholder in many public and private distribution businesses that have reached a level of scale that provided a stable cash flow engine. That engine allowed them to confidently accelerate investments in organic and accretive acquisition-driven growth while enjoying sustained high returns on incremental capital as they identified and repeatedly executed on those accretive opportunities. These once small micro-cap stocks and modestly sized privately held businesses have grown into the distribution stalwarts of today. Over many years, these distributors have generated outsized returns for shareholders, including many clients, partners and families who have entrusted us with stewarding their capital. Increasingly, the largest private equity firms and collectors of best-in-class assets have assigned premium valuations for these high cash flow generating businesses that have attained scale, which has helped further drive tremendous returns and outcomes for these businesses and their shareholders. In doing so, investors have recognized these businesses’ consistent ability to both compound wealth with sustained high returns for their investors in a certain sweet spot of size and fragmented end markets, and with the right collection of leadership, identify and execute on organic and inorganic opportunities to sustain that compounding engine.

Our long-term value creation perspective in distribution has been refined over decades of thoughtful processing. We have focused on how to actively engage and mobilize resources to accelerate operational improvements and identify and execute on accretive acquisitions to drive the enterprise value of approximately 100, mostly private, majority owned/controlled distribution companies. We take a collaborative, hands-on approach in partnering with management teams alongside a carefully curated and robust network of industrial distribution-focused operating partners and an engaged investor base that is primarily taxable and shares our long-term approach to compounding capital. Our proposal is the product of deliberately processing for the last eight years on how to best construct this opportunity for current and future stakeholders of Lawson with a long-term shareholder lens and steward for all shareholders of the proposed platform.

We believe it makes overwhelming economic and competitive sense for the Lawson shareholders to establish a holding company structure and combine Lawson with two highly complementary value-added distribution businesses owned by LKCM Headwater Investments. Our analysis provides confidence in our belief that this combination would be highly accretive to current Lawson shareholders while creating a best-in-class, conservatively levered, public specialty distribution holding company that we believe would generate over $1.1 billion of Revenue and more than $110 million of EBITDA on day one and attractively positioned to reinvest opportunistically and selectively in a pipeline of organic and acquisitive growth opportunities in their large, fragmented markets with secular tailwinds. In addition to creating added scale, we believe our proposal would allow Lawson to bring together three top-tier, well-resourced management teams, while continuing to be supported by the significant distribution experience of the LKCM Headwater investment team, operating partners and technology resource team. We believe our proposal would attractively position the post-combination Lawson platform to take advantage of the exceptional opportunities of the combined company. To that end, we believe that after the combination Lawson would, among other things, have the ability to accelerate cash flow growth over the next five years to approximately $300 million while maintaining a leverage ratio targeted below 2.5x debt to pro forma EBITDA, maintain the flexibility to opportunistically engage in share buybacks, and further improve the long-term competitive position of each of the industrial distribution verticals within the post-combination holding company.

As part of our proposal, it is also critical to note that LKCM Headwater Investments and other LKCM affiliates would not receive any cash proceeds from the combination transaction. Instead, we would significantly increase our already substantial equity investment in Lawson by receiving only shares of Lawson stock for contributing the two distribution companies owned by LKCM Headwater Investments. Our proposal is designed to drive even further alignment with Lawson’s shareholders, all while positioning Lawson post-combination with a conservative level of leverage and tremendous free cash flow generation potential to support a pipeline of accretive investments. As we begin our 9th year as investors in Lawson, the LKCM Headwater investment team has invested countless hours engaging with Lawson and its management team in constructive efforts to leverage our resources and distribution expertise, all while not receiving any cash compensation from Lawson for such efforts including the unpaid active chairmanship, but instead motivated by a constructive lens to help drive the enterprise value (and share price), which is consistent with how we will operate going forward. With our considerably increased investment in Lawson that would result from the proposed combination transaction, we will approach our role with a renewed enthusiasm and even more intense focus of our resources to help create a significantly more valuable and durable business. We are convicted in our belief that our proposal is the best avenue for value creation for all Lawson stakeholders —shareholders, suppliers, customers, and employees.

The businesses we would contribute in this transaction have several common threads with Lawson that would serve as investment criteria for this industrial distribution platform as we continue to evaluate future accretive investments of our cash flow:

•	High-touch, service-focused, defensible business models that are challenging to dis-intermediate, but can be optimized significantly with the use of technology

•	High sustainable returns on incremental invested capital with ample investment opportunity

•	Market leadership in core markets with significant barriers to entry

•	Strong, embedded customer relationships with low churn and high switching costs

•	High frequency transactions of low-cost, high consequence mission-critical items

•	Large, fragmented, growing, expandable markets

•	Support a positive network effect with the existing lines of business and channels to market

In addition to meeting the above criteria, we believe the businesses that we propose combining with Lawson would add capabilities and characteristics that are additive to Lawson’s current profile. These businesses are focused on end-markets with strong long-term secular tailwinds, including the 5G rollout, electrification of everything, renewable power, and technology. The combined company would broaden Lawson’s customer base to have a more even balance of MRO/OEM customers and long-cycle vs. short-cycle demand drivers. Further, Lawson would benefit from a more highly evolved digital strategy and industry leading global custom sourcing team, both of which we believe would be leverageable across the broader holding company and would bolster Lawson’s current strong capabilities. We believe there is immense value for Lawson shareholders in creating a data-driven strategy, which we believe is critical to Lawson’s future success and would be dramatically accelerated through this transaction. Finally, we believe that both companies that we are proposing to be combined with Lawson have robust, active acquisition pipelines with several actionable targets likely to close in the next 6-18 months, all of which we believe would be highly accretive for Lawson’s shareholders. Our expectation is this combined pipeline would support significant on-going growth through accretive acquisitions. In addition to fueling inorganic growth, we are confident the three distribution verticals post-combination would enjoy greater profitability and greater organic growth together than if they were to continue as separate businesses.

Our vision is that these three distribution verticals would operate largely independently under a holding company structure, where all customer facing activities would remain under existing leadership teams consistent with current practices but would leverage best practices, back-office resources, talent, technology, and data capabilities across the holding company. The combined and complementary human capital talent would be weaponized together to drive value creation for all shareholders, particularly given how challenging, expensive, and time consuming it is to replicate top performing, highly functioning teams and how increasingly challenging it is to hire and retain employees. By leveraging the existing people, we believe it creates a more efficient and exciting opportunity. We anticipate that there would be relatively minimal overhead at the holding company level and the combined businesses would continue to benefit from significant time and resource investment from our experienced LKCM Headwater investment team and our large community of aligned distribution operating partners and co-investors. By combining the businesses in this manner, we believe current and future Lawson shareholders would enjoy the benefits of a platform of scale, an approximately $60 billion addressable opportunity across multiple end-markets with significant acquisition potential, three best-in-class management teams hyper-focused on growing their businesses together, and a collective belief we would be able to create a $300 million EBITDA or larger distribution business over the next five years. The end-market diversity from the combined businesses across U.S., Canada, Mexico, and Europe along with the exposure to both production and maintenance demand cycles, would smooth cyclical impacts across the platform. We believe there will be significant ways to opportunistically gain portfolio operating leverage across the combined 85,000+ customers by increased utilization of a nationwide salesforce, distribution facilities, and delivery capabilities.

I have enjoyed eighteen years of chairing industrial distribution businesses and learning from and working with capable management teams, board members, consultants, bankers, salespeople, and friends across the spectrum of the industrial distribution landscape. Most of them are still helping us and a majority of the early management teams and board members are now meaningful investors alongside the capital we deploy, roughly one-third of which comes from our investment team and our affiliates and related parties. This proposed strategy has been heavily vetted, with all engaged recognizing that regardless of one’s bias, or vertical’s lens represented, the expected value that would be created for all contemplated is perceived to be tremendous and the risk for each of the three complementary businesses’ long-term success is also believed to drop significantly. We have enjoyed many outsized outcomes in industrial distribution over the last 18 years that have allowed our team the capital and benefit of an extended time horizon lens to deliberately pull together control of these three verticals and to focus on how to assemble the businesses and leadership teams together to deliver tremendous value for all the stakeholders in the coming years. We believe we are building a tremendous business alongside other great, larger distribution platforms that enjoyed an earlier initial head start!

Many have challenged us on why we would not take Lawson private. However, we believe as a public company, for the management teams, investors, and their families, there is as much value to be made even when shared with the broader public shareholder group because of the more flexible public balance sheet to execute actionable growth and more optionality and resources to impact those accretive growth initiatives. Importantly, less financial leverage would be needed to impact the same exceptional outcome we believe is within our reach while the liquidity and the float will be improved as the market cap grows. Our firm over the last 42 years, and over my 35 years of investing there, believes firmly in protecting the integrity of the capital markets as our historic roots are principally as passive, long-term investors that believe in management teams’ and boards’ ability to thoughtfully compound enterprise value for all shareholders. Hopefully our enthusiastic belief in this rare opportunity to create transformative value for Lawson shareholders is infectious! We will dedicate the necessary resources to complete the contemplated transactions efficiently and look forward to engaging in more advanced dialogues with each management team and the Lawson board of directors over the coming weeks.

Best Regards,

J. Bryan King, CFA

Managing Partner, LKCM Headwater Investments

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